Putnam NY Tax Exempt Opportunities Fund attachment
Year ended 11/30/02

New accounting pronouncement

As required, the fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies.
This Guide requires that the fund amortize premium and accrete discount on all fixed-income securities, and classify as interest income gains and losses realized on pay-downs on mortgage-backed securities. Prior to December 1, 2001, the fund did not accrete discount for certain fixed-income securities. Adopting these accounting principles did not affect the funds net asset value, but did change the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statement of operations. The adoption of this principle was not material to the financial statements.